Exhibit 4.1

Nova Scotia Power Incorporated

2009 Renewal Annual Information Form

March 31, 2010

Table of Contents

INTRODUCTION	1

CORPORATE STRUCTURE	1
Name and Incorporation	1
Inter-corporate Relationship	1

GENERAL DEVELOPMENT OF THE BUSINESS	1
Three Year History	1
Return on Equity Decision	1
Status of Fuel Adjustment Mechanism as of December 31, 2009	2
2010 FAM Rate Adjustment	2
No Base Rate Increase in 2010	2
Integrated Resource Plan Filed with UARB	3
In Stream Tidal Demonstration Project	3
Nuttby Mountain Wind Project	3
Point Tupper Wind Development	4
UARB Approves NSPI Energy Expenditures	4
Rate Decision in 2008	4
Income Tax Recovery (2008)	5
2007 Rate Decisions and Fuel Adjustment Mechanism	5
Income Tax Recovery (2007)	5
Financing Activity	6

NARRATIVE DESCRIPTION OF THE BUSINESS	6
General	6
Area Served	7
Energy Sources	7
Transmission and Distribution	7
System Operations and Generation	8
New Head Office	9
Regulatory Matters	9
Employee Relations	10
Environmental Matters	10
Taxation	10
Risk Factors	10
Legal Proceedings and Regulatory Actions	11
No Interest of Management and Others in Material Transactions	11
Material Contracts	11
Management’s Discussion and Analysis	11
Dividends	11

CAPITAL STRUCTURE	12
Common Shares Issued To Emera	13
Series C First Preferred Shares	13
Series D First Preferred Shares	13
Ratings	14

MARKET FOR SECURITIES	16
Trading Price and Volume	16
Common Shares Issued To Emera	16

i

TRANSFER AGENT AND REGISTRAR	16

DIRECTORS AND OFFICERS	16
Directors	16
Audit, Nominating and Corporate Governance Committee	18
Audit and Non-Audit Services Pre-Approval Process	20
Certain Proceedings	20
Auditors’ Fees	21
Executive Officers	21

EXPERTS	23
Interest of Experts	23

ADDITIONAL INFORMATION	23

FORWARD LOOKING INFORMATION	24

APPENDIX “A” – AUDIT COMMITTEE CHARTER	I

Note: The information presented in this Annual Information Form is as of December 31, 2009 unless otherwise specified.

ii

INTRODUCTION

Nova Scotia Power Incorporated (“NSPI” or the “Company”) is an electricity generation, transmission and distribution company with $3.4 billion of assets providing service to 486,000 customers in the province of Nova Scotia. NSPI operates as a monopoly in its service territory. The essential nature of the services provided, the monopoly position, and the regulated market structure mean that NSPI can generally be expected to produce stable earnings streams within regulated ranges.

For more information on the business operations of the Company, see “Narrative Description of the Business” below.

CORPORATE STRUCTURE

Name and Incorporation

NSPI was incorporated under the name International Engineering Services Limited on July 13, 1984 pursuant to the Companies Act (Nova Scotia). On May 11, 1992, its name was changed to Nova Scotia Power Incorporated. NSPI’s principal, head and registered office is located at Barrington Tower, Scotia Square, 1894 Barrington Street, Halifax, Nova Scotia, B3J 2W5.

NSPI is the largest operating subsidiary of Emera Incorporated (“Emera”), a company incorporated under the laws of Nova Scotia. NSPI and its predecessor companies have been producing and supplying electricity in Nova Scotia for more than 80 years.

Inter-corporate Relationship

NSPI is the primary electricity supplier in Nova Scotia and is a wholly-owned subsidiary of Emera, a Canadian energy holding company.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

Return on Equity Decision

In January 2010, NSPI reached an agreement with stakeholders on its calculation of regulated return on equity (“ROE”). The agreement establishes that NSPI will continue to use actual capital structure, actual equity and actual net earnings to calculate actual annual regulated ROE. The agreement further provides NSPI with flexibility in amortizing the pre-2003 income tax regulatory asset, allowing NSPI to recognize additional amortization amounts in current periods and reducing amounts in future periods. Accordingly, effective December 31, 2009, NSPI recognized an additional discretionary $10 million of regulatory amortization expense to allow flexibility relating to future customer rate requirements. The agreement was approved by the Nova Scotia Utility and Review Board (the “UARB”). The UARB has set, as a condition, that NSPI will maintain its average regulated annual common equity at a level no higher than 40% in 2010 and until the next general rate case.

Status of Fuel Adjustment Mechanism as of December 31, 2009

By way of background, the UARB established a fuel adjustment mechanism (the “FAM”) for NSPI in December 2007. The FAM took effect on January 1, 2009, and includes a formal regulatory process to make annual rate adjustments starting in 2010 that reflect actual increases or decreases in the cost of fuel during the previous year. For more information on the establishment and mechanics of the FAM, see “2007 Rate Decisions and Fuel Adjustment Mechanism” below.

For the year ended December 31, 2009, actual fuel costs were less than amounts recovered from customers. The difference has been recorded as an expense and accrued to a FAM regulatory liability. NSPI’s fuel expense profile, along with market fluctuations, will impact the FAM throughout 2010. As a consequence, the FAM balance is subject to change.

NSPI has recognized a future income tax recovery related to the FAM based on NSPI’s applicable statutory income tax rate.

As at December 31, 2009, NSPI’s FAM regulatory liability was $9.9 million (2008 - not applicable because the FAM was not in effect in 2008), and the related future income tax asset was $3.4 million (2008 - not applicable). The FAM regulatory liability includes amounts recognized as a fuel adjustment and associated interest carrying costs included in financing charges. The fuel adjustment includes fuel-related foreign exchange gains and losses that are reported as part of financing charges.

2010 FAM Rate Adjustment

On November 13, 2009, NSPI asked the UARB to approve a reduction in the fuel costs customers will pay in 2010 under the FAM. The UARB approved the request on December 9, 2009, as a result of which residential customers will see a rate decrease of 1.4% starting January 1, 2010. For commercial customers, the decrease will range from 1.4 to 2.1%, and 2.0 to 3.3% for industrial customers, depending on rate class. The total rebate to customers was forecast to be approximately $22 million.

This forecast reduction will remain in place during 2010 and be adjusted as part of the filing late in 2010, where actual 2009 year end results will be incorporated in 2011 fuel expense calculations.

No Base Rate Increase in 2010

Changes to base electricity rates, if any, take place separately from FAM adjustments. In mid-2009, NSPI announced that the Company did not plan to request any increase in base rates for 2010. NSPI has accordingly produced a business plan for 2010 to avoid an increase in 2010 base electricity rates.

Integrated Resource Plan Filed with UARB

On November 30, 2009, NSPI filed the 2009 Integrated Resource Plan (the “IRP”) update as requested by the UARB. The IRP is a stakeholder driven forecasting and planning tool used to develop long-term plans for meeting Nova Scotia’s electricity requirements. The IRP update process was completed by NSPI, working jointly with UARB staff and consultants, and with stakeholders representing residential customers, industry, government, and environmental organizations.

The 2009 IRP update reflects changes in assumptions about the economy, the environment, fuel pricing and electricity demand based on stakeholder consensus. The 2009 update follows the direction of the 2007 IRP, identifying three areas important to Nova Scotia’s resource planning over the next 25 years, namely:

1.	Conservation and energy efficiency programs;

2.	Renewable energy sources such as wind, hydro, and biomass; and

3.	Continued investments in NSPI’s existing facilities.

The 2009 update uses a 25-year load forecast to model the long-term electricity demand for Nova Scotia. Based on these forecasts, various scenarios are developed to help determine the ways to meet that demand in a cost-effective, environmentally and regulatory-compliant manner. NSPI is completing construction of the Tufts Cove Generating Station waste heat recovery project in 2010, which was a key element of the 2007 IRP. This project will see the conversion of two natural gas fired generators from simple cycle to combined cycle by installing a turbine to capture waste heat, producing 50 megawatts of new generation.

NSPI has developed an updated IRP action plan and will provide annual status reports to the UARB and stakeholders on the action items.

In Stream Tidal Demonstration Project

In September 2009, NSPI and OpenHydro Group Limited (“OpenHydro”), an Irish renewable energy company that designs and manufactures marine turbines for harnessing energy from tidal currents, announced a project to deploy a 1 mega-watt (“MW”) tidal turbine in the Bay of Fundy, Nova Scotia. This 10 metre in-stream tidal turbine was installed on November 12, 2009 and will be tested for up to 2 years. The testing will focus on the environmental impact and durability of the turbine as well as its energy production capability. NSPI has invested $10 million in the project. The project with OpenHydro is part of NSPI’s long term approach to explore cleaner, greener energy sources.

Emera, NSPI’s parent company, owns an 8.20% equity interest in OpenHydro.

Nuttby Mountain Wind Project

In April 2009, NSPI purchased the development rights for a proposed 22 turbine, 45 MW wind farm located at Nuttby Mountain, Nova Scotia. The Nuttby Mountain project development rights were owned by EarthFirst Nuttby Inc., a subsidiary of EarthFirst

Canada Inc. The development rights included land leases and transmission interconnection rights as well as Provincial environmental approval. On September 11, 2009 NSPI filed a capital work order application and on November 30, 2009 the UARB approved the construction of the Nuttby Mountain Wind Project for inclusion in NSPI’s rate base. Construction of the wind farm commenced in early December 2009 and NSPI plans to complete the project in late 2010 at an expected cost of approximately $120 million. A turbine supply agreement with ENERCON Canada Inc. for the supply and construction of the 22 wind turbines was executed in late December 2009.

Point Tupper Wind Development

In November 2009, NSPI signed a project operating agreement regarding the construction and operation of a 23 MW wind farm in Richmond County, Nova Scotia. NSPI will own less than 50% of the project with an independent power producer managing, operating and maintaining the site. The Point Tupper Wind Farm is among the power purchase agreements signed by NSPI with independent power producers to meet Provincial regulations. The agreement provides the financial support to the project, which remains an important element in NSPI’s plan to achieve compliance with the Province’s 2011 Renewable Energy Standards. The capital investment of approximately $30 million is subject to the approval of the UARB.

UARB Approves NSPI Energy Expenditures

In early April 2009, NSPI filed a plan for energy conservation and efficiency programs for 2010 with the UARB, and in early June 2009 the UARB held a public hearing on NSPI’s application. The filed programs benefitted from the input of a stakeholder advisory group that included the Ecology Action Center, Conserve Nova Scotia, the UARB-appointed Consumer Advocate, and representatives of customer groups.

The UARB’s August 4, 2009 decision approved a $23 million expenditure by NSPI in conservation programs. A method of allocating and recovering that expenditure was agreed to by stakeholders representing the majority of customers, and approved by the Board. Rates to recover the costs of conservation and energy efficiency programs are adjusted annually in a manner similar to the FAM. On October 15, 2009, the UARB approved an adjustment to rates effective 2010 to recover the costs of the 2010 programs.

Rate Decision in 2008

On May 27, 2008, NSPI filed an application with the UARB requesting an increase in electricity rates effective January 1, 2009.

On September 15, 2008, NSPI announced that a settlement agreement had been reached with customer group representatives concerning the 2009 electricity rates, subject to review and approval by the UARB.

On November 5, 2008, the UARB announced its decision to approve this settlement. The decision meant most NSPI customers, including residential and commercial customers, experienced a rate increase of 9.4% on January 1, 2009. The overall average increase across all classes was 9.3%. Rates were set for 2009 using a 9.35% ROE and a common equity component of 37.5%.

Income Tax Recovery (2008)

During 2008, NSPI accelerated the deduction of capitalized expenses pertaining to the 2007 tax year. As a result, in 2008 NSPI recorded an income tax recovery of $6.5 million. NSPI will continue to use this methodology in future years.

2007 Rate Decisions and Fuel Adjustment Mechanism

In February 2007 the UARB approved an average increase in electricity rates for NSPI of 3.8% effective April 1, 2007. The rate increase was part of a rate settlement agreement between NSPI and key stakeholders. NSPI’s ROE range remained at 9.3% to 9.8%. A central provision of the settlement was the agreement in principle that the UARB should establish a fuel adjustment mechanism (defined above as the “FAM”) for NSPI.

In December 2007, the UARB issued a decision that conditionally approved and established achievable conditions for the implementation of the FAM, effective January 1, 2009, with the first rate adjustment under the FAM occurring on January 1, 2010. The UARB will oversee the FAM, including review of all fuel costs, contracts and transactions. NSPI’s allowed ROE reduced by 0.2%, reducing its allowed earnings band to between 9.1% and 9.6%, with rates set at 9.35%.

The FAM is subject to an incentive, with NSPI retaining or absorbing 10% of the over or under recovered amount, less the difference between the incentive threshold and the base fuel cost, to a maximum of $5 million.

Income Tax Recovery (2007)

During 2007, NSPI filed amended tax returns for 2000 to 2004 related to the deductibility of previously capitalized overhead expenses. Canada Revenue Agency (“CRA”) audited and approved the amended filings for these years. In 2008, NSPI amended its 2005 and 2006 tax returns on the same basis as was used for the 2000 to 2004 years. The amendments have since been processed by CRA. All material amounts relating to these prior year adjustments were recorded in the 2007 financial statements of NSPI. This resulted in an income tax recovery of $25.4 million in Q3 2007, of which $14.6 million was recorded as a reduction of other assets and the remaining $10.8 million was recorded as a reduction of income tax expense. In addition, in Q4 2007, NSPI recorded refund interest of $8.6 million, $1.8 million of which was recorded as a reduction of other assets and the remaining $6.8 million was recorded as a reduction of financing charges. NSPI used this methodology in filing its 2007 return and will continue to use this methodology when filing future income tax returns.

Financing Activity

In 2009, NSPI had a debt shelf prospectus and a prospectus supplement (collectively, the “Prospectus”), which together allowed for the issuance of up to an aggregate of $400,000,000 of either debentures or medium term notes. On December 12, 2008 and January 20, 2009, NSPI made its first and second issues of medium term notes under the Prospectus, representing $150,000,000 and $50,000,000 respectively in (re-opened) 5.75% Series T notes. On July 27, 2009, NSPI made a further (new) issue of medium term notes under the Prospectus, representing $200,000,000 in 5.95% Series W Notes and bringing the medium term notes issued under the Prospectus to a total $400,000,000, the maximum issuable under the Prospectus.

The Prospectus expired in February, 2010 and NSPI intends to replace it in the first half of 2010 with a new shelf prospectus and prospectus supplement allowing for the issuance of up to an aggregate of $500,000,000 of debentures, medium term notes, or first or second preferred shares.

NSPI has established the following available credit facilities:

	Matures	Maximum Amount (millions of dollars)
Short-term
Operating Credit facility, including support for commercial paper program	June 2010	$500.0	[1]

[1]	As of December 31, 2009, $264,800,000 was available.

NARRATIVE DESCRIPTION OF THE BUSINESS

General

NSPI is the primary electricity supplier in Nova Scotia, providing over 95% of the electricity generation, transmission and distribution in the province. The Company owns 2,293 MW of generating capacity. Approximately 53% is fired by solid fuel; oil and natural gas together comprise another 29% of capacity; and hydro, wind and biomass production provide approximately 18%. In addition, NSPI has contracts to purchase renewable energy from independent power producers (“IPP”). These IPP’s own 137 MW of wind and biomass fuelled generation capacity. A further 212 MW of renewable capacity is being built directly or purchased under long-term contracts by NSPI, of which 163 MW are expected to be in service by the end of 2010. NSPI also owns approximately 5,000 kilometres of transmission facilities, and approximately 27,000 kilometres of distribution facilities. The Company has a workforce of approximately 1,900 people.

NSPI is a public utility as defined in the Public Utilities Act (Nova Scotia) (the “Public Utilities Act”) and is subject to regulation under the Public Utilities Act by the UARB. The Public Utilities Act gives the UARB oversight authority with respect to NSPI’s operations and expenditures. Electricity rates for NSPI’s customers are also subject to UARB approval. NSPI is not subject to a mandatory annual rate review process, but rather participates in hearings from time to time, which may be at NSPI’s or the regulator’s request. Since January 2009, NSPI has been operating with a FAM for fuel expense recovery, which is subject to UARB review and approval.

Electric sales volume is primarily driven by general economic conditions, population and weather. Electricity rates change as new regulatory decisions are implemented. For certain large industrial customers, rates may change annually based on a cost-based rate formulae approved by the UARB. Residential and commercial electricity sales are seasonal in Nova Scotia, with Q1 and Q4 the strongest periods, as a result of colder weather, and fewer daylight hours in the winter season. For information describing the revenue generated for the two years ended December 2009 and December 2008, see the “Electric Revenue” section of NSPI’s Management Discussion and Analysis (the “MD&A”) for the year ended December 31, 2009.

Changes to base electricity rates, if any, take place separately from FAM adjustments. On May 1, 2009, NSPI announced that the Company did not plan to request any increase in base rates for 2010. Accordingly, NSPI has not sought an increase in 2010 base electricity rates.

For the year ended December 31, 2009, actual fuel costs were less than amounts recovered from customers. The difference has been recorded as an expense and accrued as a FAM regulatory liability. NSPI’s fuel expense profile, along with market fluctuations, will impact the FAM during 2010. As a consequence, the FAM balance is subject to change.

Area Served

Nova Scotia is the most populous of the four Atlantic Provinces of Canada and covers 55,284 square kilometres of land and freshwater. As reported by Statistics Canada, Nova Scotia’s population was estimated at 938,200 as of July 1, 2009, or 2.78 percent of Canada’s population.

Energy Sources

NSPI’s energy sources for its electric energy generation are coal, petroleum coke, natural gas, heavy fuel oil, hydroelectric energy, light fuel oil (gas turbine), biomass and wind. NSPI also purchases electric energy from neighbouring markets outside Nova Scotia and independent power producers in Nova Scotia.

Comparative costs of fuel sources fluctuate from year to year. For information describing the percentage of total electric energy generated by fuel source and for information related to the cost of electricity generation, see the “Fuel Expense” section of NSPI’s MD&A for the year ended December 31, 2009.

Transmission and Distribution

NSPI transmits and distributes electricity from its generating stations to its customers. NSPI’s transmission system consists of approximately 5,000 km of transmission lines including major substations at Lingan, Woodbine, Port Hastings, Hopewell, Onslow, Brushy Hill, and Bridgewater connected solely to transmission lines and its distribution system. The distribution system consists of approximately 27,000 km of distribution lines and distribution supply substations.

System Operations and Generation

The NSPI system control centre, located in Halifax, co-ordinates and controls the electric generation and transmission facilities with the goal of providing a reliable and secure electricity supply while maintaining economy of operations. The system control centre is linked to the generating stations and other key parts of the system by the SCADA (Supervisory Control and Data Acquisition) system, a voice and data communications network.

Through an interconnection agreement with Énergie NB Power, NSPI’s system has access to other regional power systems and the rest of the interconnected North American bulk power systems. This interconnection of power systems enhances the cost effectiveness, efficiency, reserve capacity and reliability of all participating power systems. The interconnection agreement also provides both utilities with an alternative source of power, subject to availability and the requirements of the supplier.

NSPI is a member of the Northeast Power Coordinating Council, Inc. (“NPCC”), a body whose primary role is promoting the reliability of the interconnected power systems throughout the northeastern United States and eastern Canada. NSPI’s system complies with NPCC criteria for the design and operation of interconnected power systems.

NSPI has the following generating facilities:

•	Four solid-fuel generating stations located at Lingan, Point Tupper, Trenton, and Point Aconi;

•	One heavy-fuel oil and/or natural gas-fired facility and two gas-fired combustion turbines at Tufts Cove generating station;

•	Three gas turbine facilities located at Burnside, Tusket, and Victoria Junction;

•	33 hydro plants located on 17 river systems throughout Nova Scotia, including Wreck Cove, the Halifax area, the Annapolis Valley and western Nova Scotia;

•	Annapolis Tidal Power Station.

NSPI also contracts with independent power producers and has its own wind power capacity.

With the exception of Point Aconi, all of NSPI’s solid-fuel-fired generating stations can also burn heavy fuel oil, subject to oil delivery and storage constraints. This dual-fired capacity provides some security if solid-fuel supplies are interrupted.

For further details see the “Fuel for Generation and Purchased Power” section of the MD&A.

New Head Office

Construction commenced in 2009 on NSPI’s new downtown office building at the former Lower Water Street Generating Station, in Halifax. The head offices of Emera and NSPI will relocate to this location on Lower Water Street when the building opens in 2011.

Regulatory Matters

Electricity Rates & Return on Equity

NSPI is regulated under a cost of service model, with rates set to cover prudently incurred costs of providing electricity service to customers, and provide a fair return to investors.

For further details, see “Return on Equity Decision”, “Status of Fuel Adjustment Mechanism as of December 31, 2009”, “2010 FAM Rate Adjustment”, “No Base Rate Increase in 2010”, “UARB Approves NSPI Energy Expenditures”, “Rate Decision in 2008” and “2007 Rate Decisions and Fuel Adjustment Mechanism” under the heading “General Development of the Business” above.

Capital Expenditures

The Public Utilities Act allows NSPI to file an Annual Capital Expenditure Plan (the “Capital Plan”) with the UARB for approval. Once approved by the UARB, items for individual projects expenditures forecast not to exceed $1 million do not require further UARB approval. Items included in the Capital Plan for $1 million or more and items not included in the Capital Plan which exceed $25,000 require individual UARB approval. The 2010 capital expenditure program is currently under review by the UARB.

NSPI’s rate base includes net utility plant in service, construction work in progress, deferred charges and credits, an allowance for materials and supplies and an allowance for working capital. The net utility plant in service consists of the utility plant at its original cost less accumulated depreciation.

The UARB prescribes depreciation rates and accounting policies. Depreciation rates are reviewed periodically. During 2003, following completion of a depreciation study, and a negotiated agreement with stakeholders, the UARB approved a $20 million increase in annual depreciation expense, to be phased in over four years beginning in 2004. In its 2005 Rate Application decision, the UARB deferred the second year of the phase-in by one year. In the 2006 Rate Application decision, the UARB approved resumption of the phase-in of depreciation rates. The settlement approved by the UARB on February 5, 2007 delayed further phase-in of depreciation rates until the next general rate application. In its November 5, 2008 decision, the UARB approved the third stage of the phase-in effective January 1, 2009.

Employee Relations

NSPI had approximately 1,900 employees on December 31, 2009, approximately fifty percent of whom are unionized. There have been no labour disruptions since 1975. In August 2007, NSPI reached an agreement with approximately 900 unionized employees, replacing the contract that expired on July 31, 2007. The new agreement is for 56 months and will expire in March 2012.

Environmental Matters

NSPI is subject to environmental regulation at both the federal and provincial levels. NSPI is in material compliance with current environmental regulations.

In mid 2009 the Province of Nova Scotia set greenhouse gas (GHG) emission limits covering the period from 2010 to 2020. This makes Nova Scotia the first jurisdiction in Canada to have “hard caps” for GHG emissions. The GHG target requires a reduction of 25% from 2010 levels by the year 2020.

The provincial regulations for renewable energy require 25% of the energy to be produced from renewable sources by 2015, including the 10% which exists in Nova Scotia today. NSPI has completed the installation of mercury abatement systems at three of its solid fuel generating stations to ensure compliance with environmental regulations which became effective on January 1, 2010.

Over the last several years, NSPI has been working on a plan to enable it to meet or exceed new government targets. While the government’s target for GHG emissions is aggressive, it is in line with the Company’s planning. NSPI is fully engaged to achieve this target, and is working cooperatively with government and other stakeholders to meet Nova Scotia’s Renewable Energy Standards (the “RES”) and the GHG emission limits.

All required permits are in place for NSPI’s generating stations. These permits are generally for a ten year period but can be subject to review, variation, or suspension by the Minister of Environment (Nova Scotia).

The UARB has authorized required environmental expenditures and the recovery of those expenditures through rates. The UARB has confirmed that it will approve costs associated with environmental compliance required by law within the rates customers pay for electricity.

For further information, see the “Environment” section of the MD&A.

Taxation

See the “Provincial Grants and Taxes” and “Income Taxes” sections of the MD&A.

Risk Factors

See the “Risk Management and Financial Instruments” and “Business Risks” sections of the MD&A.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

There are no legal proceedings that individually or together involve claims against NSPI for damages totalling 10% or more of the current assets of NSPI, exclusive of interest and costs.

NO INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

None of the following persons or companies, namely (a) a Director or Officer of NSPI; (b) a person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of any class or series of NSPI’s outstanding voting securities, or (c) an associate or affiliate of any person or company named in (a) or (b), had a material interest in any transaction involving NSPI within NSPI’s last three completed financial years or during the current financial year that has materially affected or will materially affect NSPI.

MATERIAL CONTRACTS

NSPI has no material contracts other than those entered into in the ordinary course of its business.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The MD&A for the financial year ended December 31, 2009 is incorporated herein by reference.

DIVIDENDS

Any dividend payments will be at the Board of Directors’ discretion based upon earnings and capital requirements and such other factors as the Board of Directors may consider relevant.

Each Series C First Preferred Share was entitled to a $1.225 per share per annum fixed cumulative preferential cash dividend, as and when declared by the Board of Directors, accruing from the date of issue and payable quarterly on the first day of January, April, July and September of each year. On April 1, 2009, NSPI redeemed all of the outstanding Series C First Preferred Shares. After the redemption, the former holdings of the Series C First Preferred Shares were no longer entitled to dividends.

Each Series D First Preferred share is entitled to a $1.475 per share per annum fixed cumulative preferential cash dividend, as and when declared by the Board of Directors, accruing from the date of issue and payable quarterly on the 15th day of January, April, July and October of each year.

The Board of Directors approved payment of the following dividends during the last three completed fiscal years:

Shares	Fiscal Year	Record Date	Date Paid	Dividend (per share)
Series C First Preferred	2009	December 18, 2008 March 18, 2009	January 1, 2009 April 1, 2009	0.30625 0.30625

	2008	December 18, 2007 March 18, 2008 June 17, 2008 September 17, 2008	January 1, 2008 April 1, 2008 July 1, 2008 October 1, 2008	0.30625 0.30625 0.30625 0.30625

	2007	December 18, 2006 March 16, 2007 June 17, 2007 September 17, 2007	January 1, 2007 April 1, 2007 July 1, 2007 October 1, 2007	0.30625 0.30625 0.30625 0.30625

Series D First Preferred	2009	January 1, 2009 April 1, 2009 June 1, 2009 October 1, 2009	January 15, 2009 April 15, 2009 July 15, 2009 October 15, 2009	0.36875 0.36875 0.36875 0.36875

	2008	December 31, 2007 April 1, 2008 June 30, 2008 October 1, 2008	January 15, 2008 April 15, 2008 July 15, 2008 October 15, 2008	0.36875 0.36875 0.36875 0.36875

	2007	December 29, 2006 March 30, 2007 June 29, 2007 October 1, 2007	January 15, 2007 April 15, 2007 July 15, 2007 October 15, 2007	0.36875 0.36875 0.36875 0.36875

NSPI paid dividends on its common shares which are all held, directly and indirectly, by Emera Inc., as follows: in 2009 - $126 million; in 2008 - $75 million; and in 2007 - $193 million.

On February 10, 2010, the Board of Directors approved a quarterly dividend of $0.36875 per Series D First Preferred Share, payable on or after April 15, 2010, to the Series D First Preferred Shareholders of record on April 1, 2010.

CAPITAL STRUCTURE

The authorized capital of NSPI consists of an unlimited number of First Preferred Shares, Second Preferred Shares and Common Shares, all without nominal or par value. The Preferred Shares rank in priority to the Common Shares. All of the outstanding Preferred Shares and Common Shares of NSPI are fully paid and non-assessable. The Series C First Preferred Shares were listed on The Toronto Stock Exchange (the “TSX”) under the symbol NSI.PR.C until their redemption on April 1, 2009, and the outstanding Series D First Preferred Shares are listed on the TSX under the symbol NSI.PR.D. All of the Common Shares of NSPI are owned directly or indirectly by Emera. The Common Shares carry one vote per share and, subject to the prior rights of holders of the Preferred Shares, each Common Share entitles the holder to share rateably in any dividends or other distributions to the shareholders. The Preferred Shares do not carry the right to vote except in certain circumstances.

NSPI’s issued share capital as at December 31, 2009 is $1,069,659,098 comprised as follows:

Common Shares (106.8 million, 100% owned directly or indirectly by Emera)	$934,659,098

Series D First Preferred Shares (5.4 million issued and outstanding)	$135,000,000

Common Shares Issued To Emera

Effective December 15, 2009, Emera, NSPI’s parent company, invested $4,052,500 in tax losses in NSPI in exchange for 405,250 new common shares issued by NSPI, which are reflected in the issued share capital as at December 31, 2009 set out above.

Series C First Preferred Shares

On April 1, 2009, pursuant to a notice issued to the holders of the Series C First Preferred Shares, NSPI redeemed all of its outstanding Series C First Preferred Shares for a redemption price of $25.00 per share.

Series D First Preferred Shares

NSPI has issued and outstanding 5.4 million 5.90% Cumulative Redeemable First Preferred Shares, Series D (“Series D First Preferred Shares”). Each Series D First Preferred Share is entitled to a $1.475 (5.90%) per share per annum fixed cumulative preferential dividend, as and when declared by the NSPI Board of Directors, accruing from the date of issue and payable quarterly on the fifteenth day of January, April, July and October of each year. Subject to the provisions of the Companies Act (Nova Scotia), on and after October 15, 2015, Series D First Preferred Shares are redeemable by NSPI on prior notice, in whole or in part, at $25.00 per Series D First Preferred Share, plus accrued and unpaid dividends.

Subject to the approval of The Toronto Stock Exchange, commencing October 15, 2015, NSPI also has the option to exchange the Series D First Preferred Shares into that number of Emera common shares determined by dividing $25.00, together with accrued and unpaid dividends, by the greater of $2.00 and 95% of the weighted average trading price of the Emera common shares on The Toronto Stock Exchange for the twenty trading days ending on the last trading day on or before the fourth trading day immediately prior to the time of exchange (“Market Price”).

On and after January 15, 2016, upon sixty-five days’ prior notice and prior to any dividend payment date, each Series D First Preferred Share will be exchangeable, at the option of the holder, into that number of Emera common shares determined by dividing $25.00, together with accrued and unpaid dividends, by the greater of $2.00 and the Market Price. This exchange right of the holder is subject to the right of NSPI to redeem for cash on the exchange date, or cause the holders to sell on the exchange date to substitute purchasers found by NSPI, all or any part of such Series D First Preferred Shares, on the payment of $25.00 per share, together with accrued and unpaid dividends.

Ratings

NSPI has the following credit ratings:

	DBRS		Moody’s		S&P
	2009	2008	2009	2008	2009	2008
Corporate	N/A	N/A	Baa1	Baa1	BBB+	BBB
Senior unsecured debt	A (low)	A (low)	Baa1	Baa1	BBB+	BBB
Preferred Shares	Pfd-2 (low)	Pfd-2 (low)	N/A	N/A	P-2 (Low)	P-3 (high)
Commercial paper	R-1 (low)	R-1 (low)	P-2	P-2	A-1 (Low)	A-2 (Cdn)

NSPI’s debt has been rated by Dominion Bond Rating Service Limited (“DBRS”), Moody’s Investors Service (“Moody’s”), and Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”) (collectively the “Rating Agencies” and each a “Rating Agency”). Ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities.

DBRS

The rating of A (low) from DBRS with respect to senior unsecured debt is characterized as “satisfactory credit quality” and is the third highest of ten available rating categories.

The rating of Pfd-2 (low) from DBRS with respect to NSPI’s preferred shares is characterized as “satisfactory credit quality” and is the second highest of six available rating categories.

The rating of R-1 (low) from DBRS with respect to NSPI’s commercial paper is characterized as “satisfactory credit quality” and is the third highest of ten available rating categories.

There were no changes in DBRS ratings for NSPI in 2008 and 2009.

Moody’s

The rating of Baa1 from Moody’s with respect to corporate and senior unsecured debt is characterized as “moderate credit risk” and is the fourth highest of nine available rating categories.

In Q4 2009 Moody’s issued a credit opinion for NSPI. In the report Moody states that NSPI’s stable ratings outlook reflects Moody’s belief that any weakening of NSPI’s credit metrics during 2009 and 2010 will be temporary and that by 2011, NSPI will generate cash flows within its historical ranges.

The rating of P-2 from Moody’s with respect to commercial paper is characterized as “a strong ability to repay short term debt obligations” and is the second highest of four available rating categories.

In March 2010, and with NSPI’s concurrence, Moody’s withdrew its corporate rating of NSPI and its rating of NSPI’s senior unsecured debt and commercial paper.

S&P

The rating of BBB+ obtained in respect of the corporate and senior unsecured debt from S&P is characterized as “exhibiting adequate protection parameters” and is the fourth highest of ten available rating categories.

The rating of P-2 (Low) from S&P with respect to NSPI’s preferred shares corresponds to S&P’s debt rating scale criteria for BBB-.

The rating of A-1 (Low) from S&P with respect to NSPI’s commercial paper indicates the obligor’s capacity to meet its financial commitment on the obligation is strong.

In Q3 2009 S&P raised the long term corporate ratings for NSPI from BBB to BBB+. The upgrade reflects what S&P views as the successful introduction of a fuel adjustment mechanism at NSPI and expected improvements in the company’s liquidity. The stable outlook for NSPI reflects S&P’s expectation that key credit metrics will modestly improve in 2010.

The credit ratings assigned by the Rating Agencies are not recommendations to buy, sell or hold securities inasmuch as such ratings do not comment as to relevant price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a Rating Agency in the future if in its judgment circumstances so warrant.

MARKET FOR SECURITIES

Trading Price and Volume

NSPI’s Common Shares are directly or indirectly owned by Emera and are not publicly traded. NSPI’s Series D First Preferred Shares are listed and posted for trading on the TSX under the symbol “NSI.PR.D”. The trading volume for the Series D First Preferred Shares and their high and low price for each month of 2009 are set out below:

NSPI Preferred Series “D”

2009	High	Low	Volume
January	27.0	25.0	200,800
February	26.55	25.55	39,060
March	29.46	26.5	33,640
April	30.0	27.5	27,004
May	30.24	29.0	14,240
June	29.9	27.75	29,256
July	27.75	25.3	60,549
August	29.49	26.6	49,388
September	30.22	26.99	9,816
October	29.28	27.10	38,500
November	28.60	27.85	6,700
December	28.61	28.00	61,100

Total			570,053

Common Shares Issued To Emera

Effective December 15, 2009, Emera, NSPI’s parent company, invested $4,052,500 in tax losses in NSPI in exchange for 405,250 new common shares issued by NSPI.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada (“Computershare”) acts as NSPI’s transfer agent and registrar. The registers of transfers of securities of NSPI are located at Computershare’s principal offices in Vancouver, Calgary, Winnipeg, Toronto, Montreal and Halifax.

DIRECTORS AND OFFICERS

Directors

The following sets out, as of December 31, 2009, for each Director the name, principal occupation for the past five (5) years, municipality of residence and the date of appointment. Directors are elected annually and hold office until the next annual shareholders’ meeting.

Wesley G. Armour: Mr. Armour is the President and Chief Executive Officer of Armour Transportation Systems, which provides trucking, warehousing, and courier services in Atlantic Canada. Mr. Armour became a Director in November 2005 and is a member of the Audit, Nominating and Corporate Governance Committee and a member of the Management Resources, Compensation, Environment, Safety and Security Committee. Mr. Armour lives in Moncton, New Brunswick.

Robert R. Bennett: Mr. Bennett was appointed President and Chief Executive Officer in June 2008. From September 2007 to June 2008, he served as Executive Vice-President, Revenue and Sustainability. From September 2005 to June 2007, he served as President and Chief Operating Officer of Bangor Hydro-Electric Company (“Bangor Hydro”). Before that he held the position of Vice President and General Manager from January 5, 2005, and General Manager Transmission & Distribution Asset Management from June 3, 2002, both with Bangor Hydro. Mr. Bennett resides in Halifax, Nova Scotia.

George A. Caines, Q.C.: Mr. Caines is a partner with the Halifax office of the law firm Stewart McKelvey. Mr. Caines has been a Director of the Company since April 1995. He assumed the position of Chair of the Board effective May 6, 2009. Mr. Caines lives in Halifax, Nova Scotia.

R. Irene d’Entremont, C.M.: Mrs. d’Entremont is President of ITG Information Management Inc., business and management services consultants. She lives in Yarmouth, Nova Scotia, became a Director of the Company in April 1995, and is currently the Chair of the Management Resources, Compensation, Environment, Safety and Security Committee. Mrs. d’Entremont is also a member of the Audit, Nominating and Corporate Governance Committee.

James D. Eisenhauer: Mr. Eisenhauer is Chairman and Chief Executive Officer of ABCO Group Limited, which has holdings in manufacturing and distribution activities. Mr. Eisenhauer became a Director in September 2008 and is a member of the Audit, Nominating and Corporate Governance Committee and a member of the Management Resources, Compensation, Environment, Safety and Security Committee. Mr. Eisenhauer lives in Lunenburg, Nova Scotia.

Christopher G. Huskilson: Mr. Huskilson has been a Director and the President and Chief Executive Officer of Emera since November 2004. He is also Chair of Bangor Hydro, a Director of NSPI and serves as the Chair or as a Director of a number of other Emera affiliated companies. Mr. Huskilson has held a number of positions within NSPI and its predecessor, Nova Scotia Power Corporation, since June 1980. Mr. Huskilson lives in Wellington, Nova Scotia.

John T. McLennan: Mr. McLennan has been a Director of the Company since April 2005, and was Chair of the Board from May 2006 to May 6, 2009. Mr. McLennan is a member of the Management Resources, Compensation, Environment, Safety and Security Committee, and the Audit, Nominating and Corporate Governance Committee. Mr. McLennan was the Vice-Chair and Chief Executive Officer of Allstream Inc. from May 2000 to June 2004. He currently sits on the Board of Jazz Air Holding GP Inc. and Amdocs Ltd. Mr. McLennan lives in Mahone Bay, Nova Scotia.

Derek Oland, O.C.: Mr. Oland has been a Director of NSPI since April 1992 and was Chairman of NSPI from April 1995 to May 2006. He is a member of the Management Resources, Compensation, Environment, Safety and Security Committee, and

the Audit, Nominating and Corporate Governance Committee. Mr. Oland is Executive Chairman of Moosehead Breweries Limited. Mr. Oland is Chairman of the New Brunswick Business Council and the Wallace McCain Institute for Business Leadership. He lives in New River Beach, New Brunswick.

Marie Rounding: Ms. Rounding currently serves as Counsel to Gowling Lafleur Henderson LLP, where she is a member of the National Energy and Infrastructure Industry Group. She became a Director in January 2007. Ms. Rounding is the former President and Chief Executive Officer of the Canadian Gas Association (from 1998 to 2003) and the former Chair of the Ontario Energy Board (1992 to 1998). She was Senior Advisor to Elenchus Research Associates, an energy consulting company from 2003 to 2006. Ms. Rounding is a member of the Management Resources, Compensation, Environment, Safety and Security Committee, and the Audit, Nominating and Corporate Governance Committee. She assumed the position of Chair of the Audit, Nominating and Corporate Governance Committee on May 4, 2009. Ms. Rounding lives in Toronto, Ontario.

NSPI has an Audit, Nominating and Corporate Governance Committee and a Management Resources, Compensation, Environment, Safety and Security Committee. The membership of each of these Committees is indicated above.

Audit, Nominating and Corporate Governance Committee

The Audit, Nominating and Corporate Governance Committee of the Company is composed of the following six members, all of whom are independent Directors: Marie Rounding (Chair), Wesley G. Armour, Jim Eisenhauer, Irene d’Entremont, John McLennan and Derek Oland. The responsibilities and duties of the Committee are set out in the Committee’s current Charter, a copy of which is attached as Appendix “A” to this Annual Information Form.

The Board of Directors believes that the composition of the Committee reflects a high level of financial literacy and experience. Each member of the Committee has been determined by the Board to be “independent” and “financially literate” as such terms are defined under Canadian securities laws. The Board has made these determinations based on the education and breadth and depth of experience of each member of the Committee. The following is a description of the education and experience of each member of the Committee that is relevant to the performance of her or his responsibilities as a member of the Audit Committee.

Marie Rounding currently serves as Counsel to Gowling Lafleur Henderson LLP, a leading Canadian law firm, where she is a member of the National Energy and Infrastructure Industry Group. She is the former President and Chief Executive Officer of the Canadian Gas Association. Prior to that, she served over six years as Chair of the Ontario Energy Board, the quasi-judicial body that regulates that province’s electricity and natural gas sectors. She is also a former Chair of the Canadian Association of Members of Public Utility Tribunals (CAMPUT). She is a Director of Ontario Power Generation Inc. In addition, she is a member of Independent Review Committees for investment funds managed by Sentry Select Capital Inc. and Vertex One Asset Management Inc.

Ms. Rounding has graduated from the Directors Education Program and Financial Literacy Program, both jointly sponsored by the Institute of Corporate Directors, and the Rotman School of Management Corporate Governance College. She is also designated an Institute-certified director, ICD.D.

Mr. Armour is the President and Chief Executive Officer of Armour Transportation Systems, which provides trucking, warehousing, and courier services in Atlantic Canada. With over 40 years of experience in the transportation industry, Mr. Armour is Past President and a current Director of the Atlantic Provinces Trucking Association, as well as Past President, Past Chairman of the Board and a current Director of the Canadian Trucking Alliance. He has also served as treasurer for the Canadian Trucking Association and the Atlantic Provinces Trucking Association. Mr. Armour is a graduate of the Saint John Institute of Technology (Business Administration).

Mrs. d’Entremont is President of ITG Information Management Inc., business and management services consultants. She is past President of M.I.T. Electronics Inc. of Yarmouth, Nova Scotia, a research and development company in the manufacturing of electronics products for the marine industry. She has held several directorships, including having served as a Director of the Atlantic Canada Opportunities Agency, Marine Atlantic Inc., the Nova Scotia Advisory Board of Colleges and Universities, and Nova Scotia Business Development Corporation where she chaired the Finance Committee. Mrs. d’Entremont was a member of the Law Commission of Canada from 2000 to 2006. She has served on the Board of the Aerospace and Defence Industries Association of Nova Scotia since 2004. She has served as President of the Yarmouth Chamber of Commerce, Chair of the Nova Scotia Chamber of Commerce, Chair of the Atlantic Provinces Chamber of Commerce, and has been a member of the Canadian Chamber of Commerce. From 1999 to 2002, Mrs. d’Entremont served as a member of the Revenue Canada E-Commerce Technical Advisory Committee. In 1995, she received an Honorary Doctor of Commerce Degree from Saint Mary’s University in Halifax.

James D. Eisenhauer is Chairman and Chief Executive Officer of ABCO Group Limited, which has holdings in manufacturing and distribution activities. Mr. Eisenhauer is a graduate of both the Nova Scotia Technical College and Dalhousie University. He is a Professional Engineer and a Fellow of the Institute of Chartered Accountants of Nova Scotia. Mr. Eisenhauer has 30 years of industry experience, and has served on Boards of Directors in both the private and public sectors. He is presently a Board Member of Atlantic Industries Limited (Chair of the Audit Committee), Vice-Chair of the Board of Nova Scotia Business Inc. (and former Chair of the Investment Committee), and a Board Member of Composites Atlantic Limited.

Mr. McLennan is the former Vice-Chair and Chief Executive Officer of Allstream Inc. (formerly AT&T Canada), a telecommunications company. He holds Bachelor of Science, Master of Science and Honorary Doctorate of Science degrees from Clarkson University in New York. Mr. McLennan was President and Chief Executive Officer of Bell Canada, and before that he was President of Bell Ontario from 1993 to 1994. From 1990 to 1993, he served as President and Chief Executive Officer of BCE Mobile Communications Inc. Mr. McLennan served as President and Chief Executive Officer at Cantel Inc. and he is the founder and was

President of Jenmark Consulting Inc. He also served as Executive Vice President of Mitel Communications Inc. Mr. McLennan currently sits on the board of directors of Jazz Air Holding GP Inc. and Amdocs Ltd.

Mr. Oland is the Executive Chairman of Moosehead Breweries Limited, and was the Chairman of the Board of Emera and NSPI. He is a graduate of the University of New Brunswick with a Bachelor of Business Administration, and the Harvard Business School’s Owner/President Management Program. Mr. Oland is a retired member of the audit committees of Royal & Sun Alliance Insurance Company of Canada and was the Chairman of The Johnson Corporation and Unifund Assurance Company.

Audit and Non-Audit Services Pre-Approval Process

The Committee is responsible for the oversight of the work of the external auditors. As part of this responsibility, the Committee is required to pre-approve the audit and non-audit services performed by the external auditors in order to assure that they do not impair the external auditors’ independence from the Company. Accordingly, the Committee has adopted an Audit and Non-Audit Pre-Approval Policy, which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the external auditors may be pre-approved.

Unless a type of service has received the pre-approval of the Committee it will require specific pre-approval by the Committee if it is to be provided by the external auditors. Any proposed services exceeding the pre-approved cost levels or budgeted amounts will also require specific pre-approval by the Committee.

The Committee considers whether the provision of any service raises an issue regarding the independence of the external auditors.

Certain Proceedings

To the knowledge of the Company, none of the Directors of the Company:

1.	are, as at the date of this Annual Information Form, or have been, within ten years before the date of this Annual Information Form, a director, chief executive officer or chief financial officer of any company that:

(a)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the Director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to an Order that was issued after the Director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer of chief financial officer,

2.	are, as at the date of this Annual Information Form, or have been within ten years before the date of this Annual Information Form, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

3.	have, within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed nominee, except as follows:

John T. McLennan was the Chief Executive Officer of AT&T Canada when AT&T Canada filed for protection under the Companies’ Creditors Arrangement Act on October 15, 2002.

Auditors’ Fees

The aggregate fees billed by Grant Thornton LLP, the Company’s auditors, during the fiscal years ended December 31, 2009 and 2008 were as follows:

Service Fee	2009	2008
Audit Fees	$194,450	$186,699
Audit-related Fees	$51,120	$85,605
Tax Fees	$13,250	$6,500
All Other Fees	Nil	Nil

Total	$261,820	$278,804

Audit-related Fees for NSPI relate to accounting and disclosure consultations, services associated with securities offerings, French translation and other specified attest services.

Tax Fees are for tax compliance on corporation income tax returns.

Executive Officers

The Executive Officers of NSPI as of December 31, 2009 were as follows:

Mr. Robert R. Bennett was appointed President and Chief Executive Officer in June 2008. From September 2007 to June 2008 he served as Executive Vice-President, Revenue and Sustainability. From September 2005 to June 2007, he served as President and Chief Operating Officer of Bangor Hydro. He held the position of Vice President and General Manager of Bangor Hydro from January 5, 2005 to September 2005, and prior to that he served as General Manager Transmission & Distribution Asset Management of Bangor Hydro. He resides in Halifax, Nova Scotia.

Ms. Sarah MacDonald was Vice President Human Resources and has served as an Officer of the Company since September 2008. From 2004 to the present, she has also served as the Vice President Human Resources with Emera. Ms. MacDonald resides in Halifax, Nova Scotia.

Ms. Nancy G. Tower was Chief Financial Officer and has served as an Officer of the Company since 2005. In 2004, she was Vice President Customer Operations. Ms. Tower resides in Halifax, Nova Scotia.

Mr. Richard C. Janega was appointed Executive Vice President and Chief Operating Officer in July 2008. From September 2007 to July 2008 he served as Vice President Operations. From April 2007 to September 2007 he served as Vice President Power Production. From 2004 to April 2007 he served as General Manager of Power Production. Mr. Janega resides in Bedford, Nova Scotia.

Mr. Robin McAdam was appointed Executive Vice President Sustainability in January 2009, with overall responsibility for increasing the use of renewable and low carbon fuel for generation. Prior to that he served as President of Emera Brunswick Pipeline Company Ltd. (“EBPC”) since 2007, and he continues to serve as a member of the EBPC Board of Directors. Since joining Emera in 1998, Robin has worked on various M&A initiatives and greenfield development projects for Emera-affiliated companies. Mr. McAdam resides in Halifax, Nova Scotia.

Mr. Alan Richardson was appointed Vice President Integrated Customer Services in November 2009. He served as Vice President Commercial Operations from September 2007 until this appointment. From February 2005 until February 2007, he was General Manager Customer Service. Mr. Richardson was appointed Interim General Manager Strategy Advancement in September 2003, and prior to that, held the position of Director Business Development with Emera Energy starting in January 2002. Mr. Richardson resides in Lower Sackville, Nova Scotia.

Mr. Mark Savory was appointed Vice President Technical and Construction Services in October 2008. He has also served as Vice President, Engineering and Construction of Emera since February 2008. From July 2006 to February 2008, he was Director, Asset Management with Emera. From December 2003 to July 2006 he was Director, Control Centre, NSPI. Mr. Savory resides in Lower Sackville, Nova Scotia.

Mr. Richard J. Smith was Vice President Corporate Insurance and Asset Protection, a position he has held since September 2008. Before that Mr. Smith was Corporate Secretary and has been an Officer of the Company since 1992. Mr. Smith resides in Halifax, Nova Scotia.

Mr. James Spurr was General Counsel since April 2008. From September 2007 to April 2008, he served as Assistant General Counsel and Vice President Government Relations with Emera. Prior to September 2007, he was Associate General Counsel at Encana Corporation. Mr. Spurr resides in Halifax, Nova Scotia.

Mr. Stephen Aftanas was appointed Corporate Secretary in September 2008. From June 2007 to September 2008 he held the position of Associate Corporate Secretary. From March 2006 to June 2007 he held the position of Associate General Counsel. Prior to that he served as Senior Solicitor. Mr. Aftanas resides in Halifax, Nova Scotia.

No Directors or Executive Officers own preferred shares of NSPI. All of NSPI’s common shares are held directly or indirectly by Emera. No insider of NSPI has an interest in transactions material to NSPI.

EXPERTS

Interest of Experts

Grant Thornton LLP are auditors of NSPI. None of the partners or staff of Grant Thornton LLP beneficially own, directly or indirectly, any securities in NSPI.

ADDITIONAL INFORMATION

Additional Information relating to NSPI may be found on SEDAR at www.sedar.com. Additional financial information is provided in NSPI’s financial statements and MD&A for the year ended December 31, 2009.

NSPI will provide to any person upon request to the Corporate Secretary, NSPI, P.O. Box 910, Halifax, N.S., B3J 2W5, telephone (902) 428-6096 or fax (902) 428-6171:

(a)	when the securities of NSPI are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus filed in respect of a distribution of its securities the following information:

(i)	a copy of this Annual Information Form together with any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form;

(ii)	a copy of the comparative consolidated financial statements of NSPI for the most recently completed financial year for which financial statements have been filed, together with the auditors’ report thereon, and a copy of any interim financial statements of NSPI for any period after its most recently completed financial year;

(iii)	a copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(b)	or at any other time, one copy of any of the documents referred to in (a)(i) to (iii) above.

FORWARD LOOKING INFORMATION

This Annual Information Form, including the documents incorporated herein by reference, contains forward-looking information which reflects management’s expectations regarding the future growth, results of operations, performance, business prospects and opportunities of NSPI, and may not be appropriate for other purposes. The words “anticipates”, “believes”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. The forward-looking information reflects NSPI management’s current beliefs and is based on information currently available to NSPI’s management.

The forward-looking information in this Annual Information Form, including the documents incorporated herein by reference, includes, but is not limited to, statements regarding: the expected timing of regulatory decisions; forecasted gross capital expenditures; the nature, timing and costs associated with certain capital projects; the expected impacts on NSPI of the downturn in the global economy; estimated energy consumption rates; expectations related to annual operating cash flows; the expectation that NSPI will continue to have reasonable access to long-term capital in the near to medium terms; expected debt maturities and repayments; expectations about increases in interest expense and/or fees associated with credit facilities; and no material adverse credit rating actions being expected in the near term. The forecasts and projections that make up the forward-looking information are based on assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; no significant operational disruptions or environmental liability due to a catastrophic event or environmental upset caused by severe weather, other acts of nature or other major event; the continued ability to maintain transmission and distribution systems to ensure their continued performance; no severe and prolonged downturn in economic conditions; sufficient liquidity and capital resources; the continued ability to hedge exposures to fluctuations in interest rates, foreign exchange rates and commodity prices; no significant variability in interest rates; the continued competitiveness of electricity pricing when compared with other alternative sources of energy; the continued availability of commodity supply; the absence of significant changes in government energy plans and environmental laws that may materially affect the operations and cash flows of NSPI; maintenance of adequate insurance coverage; the ability to obtain and maintain licences and permits; no material decrease in market energy sales prices; favourable labour relations; and sufficient human resources to deliver service and execute the capital program.

The forward-looking information is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors which could cause results or events to differ from current expectations include, but are not limited to: regulatory risk; operating and maintenance risks; unanticipated maintenance and other expenditures; economic conditions; availability and price of energy and other commodities; capital resources and liquidity risk; weather and seasonality; commodity price risk; competitive pressures; construction; derivative financial instruments and hedging availability and cost of financing; interest rate risk; counterparty risk; competitiveness of electricity; commodity supply; performance of counterparties, partners, contractors and suppliers in fulfilling their obligations; environmental risks; insurance coverage risk; foreign exchange; an unexpected outcome of legal proceedings currently against NSPI; regulatory and government decisions including changes to environmental, financial reporting and tax legislation; licences and permits; loss of service area; market energy sales prices; labour relations; and availability of labour and management resources.

For additional information with respect to NSPI’s risk factors, reference should be made to the section of this Annual Information Form entitled “Risk Factors”.

READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS AS ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE PLANS, EXPECTATIONS, ESTIMATES OR INTENTIONS EXPRESSED IN THE FORWARD-LOOKING STATEMENTS. ALL FORWARD-LOOKING INFORMATION IN THIS ANNUAL INFORMATION FORM AND IN THE DOCUMENTS INCORPORATED HEREIN BY REFERENCE IS QUALIFIED IN ITS ENTIRETY BY THE ABOVE CAUTIONARY STATEMENTS AND, EXCEPT AS REQUIRED BY LAW, NSPI UNDERTAKES NO OBLIGATION TO REVISE OR UPDATE ANY FORWARD-LOOKING INFORMATION AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

APPENDIX “A” – AUDIT COMMITTEE CHARTER

NOVA SCOTIA POWER INCORPORATED

AUDIT COMMITTEE CHARTER

1.	Purpose

There shall be a committee of the Board of Directors (the “Board”) of Nova Scotia Power Inc. (“NSPI”) which shall be known as the Audit Committee (the “Committee”). The Committee shall assist the Board in discharging its oversight responsibilities concerning:

•	the integrity of NSPI’s financial statements;

•	NSPI’s internal control systems;

•	the internal audit and assurance process;

•	the external audit process;

•	NSPI’s compliance with legal and regulatory requirements; and

•	any other duties set out in this Charter or delegated to the Committee by the Board.

2.	Composition

(i)	NSPI’s Articles of Association require that the Committee shall be comprised of no less than three directors none of whom may be officers or employees of NSPI nor may they be an officer or employee of any affiliate of NSPI. In addition, all members of the Committee shall be independent as required by applicable legislation.

(ii)	The Board shall appoint members to the Committee who are financially literate, as required by applicable legislation, which at a minimum requires that Committee members have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by NSPI’s financial statements.

(iii)	Committee members shall be appointed at the Board meeting following the election of Directors at NSPI’s annual shareholders’ meeting and membership may be based upon the recommendation of the Nominating and Corporate Governance Committee.

(iv)	Pursuant to NSPI’s Articles of Association, the Board may appoint, remove, or replace any member of the Committee at any time, and a member of the Committee shall cease to be a member of the Committee upon ceasing to be a Director. Subject to the foregoing, each member of the Committee shall hold office as such until the next annual meeting of shareholders after the member’s appointment to the Committee.

(v)	The Secretary of the Committee shall advise NSPI’s internal and external auditors of the names of the members of the Committee promptly following their election.

3.	Responsibilities

Financial Reporting

(a)	The Committee shall be responsible for reviewing and recommending to the Board for approval:

(i)	the audited annual financial statements of NSPI, all related Management Discussion and Analysis, and earnings press releases;

(ii)	any documents containing NSPI’s audited financial statements including NSPI’s Annual Report; and,

(iii)	the quarterly financial statements, all related Management Discussion and Analysis, and earnings press releases.

(b)	The Committee shall satisfy itself that adequate procedures are in place for the review of public disclosure of financial information and the Committee shall assess the adequacy of these procedures.

External Auditors

(i)	The Committee shall evaluate and recommend to the Board the external auditor to be nominated for the purpose of preparing or issuing the auditor’s report or performing other audit, review, or attest services for NSPI, as well as the compensation of such external auditors. The Committee shall not recommend the same external auditor as is being recommended for Emera Inc.

(ii)	Once appointed, the external auditor shall report directly to the Committee, and the Committee shall oversee the work of the external auditor concerning the preparation or issuance of the auditor’s report or the performance of other audit, review or attest services for NSPI.

(iii)	The Committee shall be responsible for resolving disagreements between management and the external auditor concerning financial reporting.

II

Non-Audit Services

(i)	The Committee shall be responsible for reviewing and pre-approving all non-audit services to be provided to NSPI, or any of its subsidiaries, by the external auditor.

(ii)	The Committee shall be permitted to establish specific policies and procedures concerning the performance of non-audit services so long as the requirements of applicable legislation are satisfied.

(iii)	In accordance with the policies and procedures established by the Committee, and applicable legislation, the Committee may delegate the pre-approval of non-audit services to a member of the Committee or a sub-committee thereof.

Hiring Policies

The Committee shall be responsible for reviewing and approving NSPI’s hiring policy concerning partners or employees, as well as former partners and employees, of the present or former external auditors of NSPI.

Pension Plans

The Committee shall review management controls and processes concerning the administration of investment activities, financial reporting, and funding of the plans.

Other Responsibilities

The Committee shall:

(i)	review any investment issues or policies which may arise from time to time until a committee is established by the Board to specifically deal with such issues;

(ii)	perform such other duties and exercise such powers as may be directed or delegated to the Committee by the Board; and

(iii)	receive confirmation of compliance with the Nova Scotia Utilities and Review Board (“UARB”) Code of Conduct Guidelines as may be in place from time to time, including receiving copies of any independent report from third parties on same.

4.	Internal Controls

Pursuant to NSPI’s Articles of Association the Committee shall:

(i)	ensure that appropriate internal control procedures are in place and the Committee may examine and consider such other matters, and meet with such persons, in connection with the internal or external audit of NSPI’s accounts, which the Committee in its discretion determines to be advisable;

III

(ii)	have the authority to communicate directly with the internal and external auditors;

(iii)	have the right to inspect all records of NSPI or its affiliates and may elect to discuss such records, or any matters relating to the financial affairs of NSPI with the officers or auditors of NSPI and its affiliates; and

(iv)	review any investments or transactions that could adversely affect the well being of NSPI which the internal or external auditor, or any officer of NSPI, may bring to the attention of the Committee.

5.	Complaints

The Committee shall ensure that procedures exist relating to the receipt, retention, and treatment of complaints which may be received concerning accounting, internal accounting controls, or auditing matters, and in particular, the Committee shall be responsible for the establishment of procedures concerning the confidential, anonymous submission of concerns by NSPI’s employees relating to questionable accounting or auditing matters.

6.	Experts and Advisors

The Committee may, in consultation with the Chairman of the Board, engage and compensate any outside adviser that it determines necessary in order to carry out its duties.

7.	Internal Auditor

The chief internal auditor shall report directly to the Committee. The Committee shall oversee the appointment, replacement, or termination of the chief internal auditor.

8.	Chair

Pursuant to NSPI’s Articles of Association, the Committee shall choose one of its members to act as Chair of the Committee, which person shall not be the Chair of Emera Inc.’s Audit Committee. In selecting a Committee Chair, the Committee may consider any recommendation made by the Nominating and Corporate Governance Committee.

9.	Secretary and Minutes

The Corporate Secretary of NSPI shall act as the Secretary of the Committee. The Minutes of the Committee will be in writing and duly entered into NSPI’s records and the Minutes shall be circulated to all members of the Committee. The Secretary shall maintain all Committee records.

IV

10.	Meetings

(i)	Meetings of the Committee may be called by the Chair or at the request of any member.

(ii)	The timing and location of meetings of the Committee, and the calling of and procedure at any such meeting, shall be determined from time to time by the Committee.

(iii)	NSPI’s internal and external auditors shall be notified of all meetings of the Committee and shall have the right to appear before and be heard by the Committee.

(iv)	NSPI’s internal or external auditors may request the Chair of the Committee to consider any matters which the internal or external auditors believe should be brought to the attention of the Committee or the Board.

11.	Quorum

Two members of the Committee present in person, by teleconferencing, or by videoconferencing, or by a combination thereof, will constitute a quorum.

12.	Board Relationships and Reporting

The Committee shall:

(i)	oversee the appropriate disclosure of the Committee’s Charter as well as other information concerning the Committee which is required to be disclosed by applicable legislation in NSPI’s Annual Information Form and any other applicable disclosure documents.

(ii)	as required, regularly report to the Board on Committee activities, issues, and related recommendations.

13.	Limitation on Authority

Nothing articulated herein is intended to assign to the Committee the Board’s responsibility to oversee NSPI’s compliance with applicable laws or regulations or to expand applicable standards of liability under statutory or regulatory requirements for the Directors or the members of the Committee.

V